SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 6 2010
DIVISION OF MARKET REGULATION

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10025957

SECURITI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/07 AND ENDING 12/26/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GPC Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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GPC SECURITIES, INC.
(S.E.C. I.D. 30108)

BALANCE SHEET
AS OF DECEMBER 26, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
GPC Securities, Inc.:

We have audited the accompanying balance sheet of GPC Securities, Inc. (a subsidiary of Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML&Co.")) (the "Company") as of December 26, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of GPC Securities Inc, at December 26, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, ML&Co. became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

Deloitte & Touche LLP

February 23, 2009

GPC SECURITIES, INC.

BALANCE SHEET
AS OF DECEMBER 26, 2008

ASSETS

Cash and cash equivalents	$1,180,005
Cash segregated for regulatory purposes or deposited with clearing organizations	152,713
Receivables from customers held at clearing broker	198
Receivables from affiliate	487,684
Receivables from clearing broker	5,147
Total assets	$1,825,747

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to customers held at clearing broker	$ 112,482
Accrued expenses	245,200
Payables to affiliate	141
Income tax payable to affiliate	983
Total liabilities	358,806
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, 5,000,000 shares; issued and outstanding, 21,426 shares	21,426
Additional paid-in capital	1,285,930
Retained earnings	159,585
Total stockholder's equity	1,466,941
TOTAL	$1,825,747

See notes to balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Description of Business — GPC Securities, Inc. (the "Company") is a registered broker dealer that distributes securities of investment companies as well as equity securities. The Company is a subsidiary of Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company maintains an agreement with Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), formerly ADP Clearing and Outsourcing, Inc. ("ADP"), for clearing services on a fully disclosed basis for accounts introduced by the Company. The Company has received approval from Financial Industry Regulatory Authority, Inc. to participate as a member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Parent.

Effective March 29, 2008 the recordkeeping business for the Princeton Retirement Group was sold to Hartford Retirement Services, LLC ("Hartford"). The Company continues to provide brokerage services to Hartford pursuant to the Investment Services Agreement executed at time of sale. Such agreement obligates the Company to collect and distribute 12b-1 fees to Hartford.

Basis of Presentation — The balance sheet is presented in accordance with U.S. Generally Accepted Accounting Principles which include industry practices.

Use of Estimates — In presenting the balance sheet, management makes estimates that affect the reported amounts and disclosure of contingencies. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact to the balance sheet. It is possible such changes could occur in the near term.

Balance Sheet Captions — The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and cash equivalents — The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with maturities, when purchased, of three months or less to be cash equivalents. The Company owns shares of a money market mutual fund in the amount of $811,871 at December 26, 2008. Interest earned on these money market mutual fund shares totaled $23,126 for the year ended December 26, 2008. The amounts recognized for cash and cash equivalents in the balance sheet are recognized at or approximate fair value amounts.

Cash segregated for regulatory purposes or deposited with clearing organizations — At December 26, 2008, the Company had $112,713 cash subject to withdrawal restrictions and $40,000 deposited with clearing organizations. These amounts approximate fair value.

Receivables from customers and payable to customers held at clearing broker — Customer securities and transactions are recorded on a settlement-date basis. Due to their short-term nature, such amounts approximate fair value.

Receivables from clearing broker — Receivables from our clearing broker primarily include amounts receivable for clearing services on mutual fund and stock transactions. Due to their short-term nature, such amounts approximate fair value.

Income taxes — The Company provides for income taxes on all transactions that have been recognized in the balance sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* and FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an Interpretation of FASB Statement 109.

New Accounting Pronouncements — In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which the balance sheet has not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an impact on the balance sheet.

2. BANK OF AMERICA CORPORATION

On January 1, 2009, ML&Co. was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. ML&Co. will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of ML&Co. have become indirect subsidiaries of Bank of America.

3. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. At December 26, 2008, the Company had a current tax payable to ML&Co. of $983.

The Company adopted FIN 48 effective in 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other states in which Merrill Lynch has significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	**Years Subject to Examination**
US Federal	2005-2008
New York State and City	2002-2008
California	1997-2008
Illinois	2004-2008
New Jersey	2004-2008
Pennsylvania	2004-2008

The IRS audit for the year 2004 was completed in the second quarter of 2008 and the statute of limitations for the year expired during the third quarter of 2008. The IRS audits for the years 2005 and 2006 may be completed in 2009. New York State and New York City audits are in progress for the years 2002-2006. While it is reasonably possible that a significant reduction in unrecognized tax benefits may occur within twelve months of December 26, 2008, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

At December 26, 2008, the Company did not have any liabilities for unrecognized tax benefits or any deferred tax assets or liabilities.

4. RELATED-PARTY TRANSACTIONS

The Parent and the Company entered into a management agreement, which was modified on September 1, 2008, to compensate the Parent for management services and expenses paid on behalf of the Company. As compensation for services rendered by the Parent, the Parent is entitled to an annual management fee equal to the amount by which revenues other than distribution fees generated by the Company exceed the Company's net expenses other than income taxes. For purposes of calculating the annual management fee, (i) "Net Revenue" represents 98% of revenues generated by the Company from sources other than trading commissions and interest income, and (ii) "Net Expenses" include all Company expenses other than income taxes. The annual management fee is measured using the Company's fiscal year. In addition, the Company is allocated a portion of the staff, equipment, rent, and other costs incurred by the Parent based upon a calculation of the number of full-time equivalent employees performing Company functions within each applicable department of the Parent or other comparable method as necessary.

At December 26, 2008, the Company has payables to affiliate of $141. This amount is noninterest bearing and due upon demand. At December 26, 2008, the Company has receivables from affiliate of $487,684. This amount is noninterest bearing and due upon demand. The Company had a current income tax payable to affiliate of $983 at December 26, 2008.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. At December 26, 2008, the Company held $811,871 of money market mutual funds measured at fair value. These financial instruments are classified as Level I under the fair value hierarchy.

Financial assets and liabilities recorded on the balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets), and long-dated equity derivatives.

6. CONTINGENCIES

Litigation—As of December 26, 2008, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

7. NET CAPITAL AND RESERVE REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 26, 2008, the Company had net capital, as defined, of $959,965, which was $709,965 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 37% at December 26, 2008.

For the year ended December 26, 2008, the Company was exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer, which the Company utilizes for the transactions initiated by plans serviced by the Parent only. For the year ended December 26, 2008, the Company segregated in a special reserve account for the exclusive benefit of Proprietary Accounts of Introducing Brokers ("PAIB") securities with a value of $112,713.

For all remaining transactions, the Company did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 26, 2008.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2009

GPC Securities, Inc.
1201 Peachtree Street
Atlanta, GA 30361

In planning and performing our audit of the financial statements of GPC Securities, Inc. (a subsidiary of Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML&Co.")) (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion and included an explanatory paragraph regarding the acquisition of ML&Co. by Bank of America Corporation), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 26, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP